SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  25 January 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX
99.1	Holding(s) in Company Dated 14 January 2013
99.2	IHG ANNOUNCES $31M LIQUIDATED DAMAGES RECEIPT IN Q Dated 21 January 2013

EXHIBIT  99.1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached:	10 January 2013
6. Date on which issuer notified:	11 January 2013
7. Threshold(s) that is/are crossed or reached:	Below 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares	13,604,823	13,604,823	13,180,823		13,180,823		4.9122%
GB00B85KYF37

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
13,180,823	4.9122%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Schedule A
As at 10 January 2013

InterContinental Hotels Group PLC

                                                                                                       Number of Shares                           Percentage of Outstanding

The Capital Group Companies, Inc. ("CG") holdings               13,180,823                                               4.912%

Holdings by CG Management Companies and Funds:

. Capital Research and Management Company 13,180,823 4.912%

EXHIBIT  99.2

IHG ANNOUNCES $31M LIQUIDATED DAMAGES RECEIPT IN Q1 2013

22 January 2013- InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces that it will receive $31m in significant liquidated damages in Q1 2013 from FelCor Lodging Trust (FelCor).

This payment is the result of an agreement between IHG and FelCor that eight properties owned by FelCor (2,526 rooms), currently branded as Holiday Inn hotels, will leave IHG's system on 1 March 2013.

These eight hotels generated $8.5m of fees for IHG in 2011, around 1% of total Americas fee revenue, and represent less than 1% of all rooms branded as Holiday Inn or Holiday Inn Express in the region.

IHG continues to grow its presence for Holiday Inn following the brand family's successful multi-year relaunch.  Over 12,500 Holiday Inn and Holiday Inn Express rooms were opened and almost 19,000 rooms were signed into the Americas pipeline in 2012.  This takes the Americas system size for the Holiday Inn brand family to over 315,000 rooms and the development pipeline to over 51,000 rooms as at 31 December 2012.

For further information, please contact:

Investor Relations (Catherine Dolton, Isabel Green):          +44 (0)1895 512176
Media Relations (Yasmin Diamond, Joanna James):            +44 (0)1895 512425

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs) is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 69 million members worldwide.  IHG franchises, leases, manages or owns over 4,500 hotels and more than 672,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.  InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media,
www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	25 January 2013